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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13D



                 Under the Securities Exchange Act of 1934
                             (Amendment No. )*



    Pacific Aerospace & Electronics, Inc. (formerly PCT Holdings, Inc.)
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                693758 10 4
             --------------------------------------------------
                               (CUSIP Number)


 Sheryl A. Symonds, Stoel Rives LLP, One Union Square, Suite 3600 Seattle, WA
                                206/624-0900
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)


                               July 15, 1996
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                                SCHEDULE 13D

CUSIP No. 693758 10 4                                        Page 2 of 2 Pages


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald A. Wright
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [  ]
                                                                   (b) [  ]
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      [  ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,322,362 (includes shares held in reporting person's IRAs)
               ----------------------------------------------------------------
 NUMBER OF     8    SHARED VOTING POWER
  SHARES
BENEFICIALLY        -0-
 OWNED BY      ----------------------------------------------------------------
  EACH         9    SOLE DISPOSITIVE POWER
REPORTING
 PERSON             1,322,362 (subject to applicable community property laws)
  WITH         ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,321,712

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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

                              DONALD A. WRIGHT
                                SCHEDULE 13D


Item 1. Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D ("Statement") relates is the common stock, $.001 par value ("Common Stock"), of Pacific Aerospace & Electronics, Inc., a Washington corporation (the "Company"). The Company is the successor to PCT Holdings, Inc., a Nevada corporation. The principal executive offices of the Company are located at 434 Olds Station Road, Wenatchee, Washington 98801.

Item 2. Identity and Background.

(a)-(c) This Statement is being filed by Donald A. Wright. Mr. Wright is President and Chairman of the Board of Directors of the Company. Mr. Wright's business address is c/o Pacific Aerospace & Electronics, Inc., 434 Olds Station Road, Wenatchee, Washington 98801.

(d)-(e) During the last five years, Mr. Wright has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been and is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)       Mr. Wright is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     On July 15, 1996, the Company issued Mr. Wright an immediately exercisable option to purchase 845,000 shares of its common stock at an exercise price of $4.6875 per share under the Company's 1995 Stock Incentive Plan. Mr. Wright has from time to time purchased with his own funds shares of the Company's common stock, and has been granted options to purchase shares of common stock by the Company. All of these transactions have been reported on monthly Form 4 Statements of Changes in Beneficial Ownership in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules promulgated thereunder and disclosed by the Company in other documents filed with the Securities and Exchange Commission.

Item 4. Purpose of Transaction.

     As noted in Item 3, Mr. Wright was awarded an option to purchase 845,000 shares of the Company's common stock at an exercise price of $4.6875 per share under the Company's 1995 Stock Incentive Plan. Mr. Wright has no plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

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

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Wright beneficially owns 1,322,362 shares of Common Stock (the "Shares"), including an aggregate of 1,011,012 shares issuable upon exercise of currently exercisable warrants and stock options. The Shares represent approximately 12.3% of the 9,743,209 shares of Common Stock that were outstanding as of December 16, 1996.

     (b) Except with respect to (i) 650 shares that Mr. Wright holds as custodian for a minor child under the Washington Uniform Gifts to Minors Act and to which he disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, and (ii) 35,016 shares held in Mr. Wright's individual retirement accounts, Mr. Wright has sole voting and, subject to the community property laws of the State of Washington, sole dispositive power with respect to the Shares.

     (c) Mr. Wright effected the following transactions in the common stock of the Company during the past 60 days:


               Amount of
 Date of       Securities      Price Per
Transaction     Involved        Share($)     Type of Transaction

12/17/96          750           2.4375       Open market purchase
12/17/96          150           2.75         Open market purchase by Mr. Wright
                                             as custodian for minor child under
                                             the Washington Uniform Gifts to
                                             Minors Act
11/20/96          500           2.50         Open market purchase by Mr. Wright
                                             as custodian for minor child under
                                             the Washington Uniform Gifts to
                                             Minors Act

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.


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


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Mr. Wright and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Mr. Wright is not a party to any arrangement whereby securities of the Company are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Materials to Be Filed as Exhibits.

     Not applicable.


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 15, 1997


                                        DONALD A. WRIGHT
                                        ---------------------------------------
                                        Donald A. Wright


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